

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2021

Josh Lehrer
Chief Executive Officer
Graphite Bio, Inc.
279 East Grand Avenue, Suite 430
South San Francisco, CA 94080

Re: Graphite Bio, Inc.
Registration Statement on Form S-1
Exhibit Nos. 10.12, 10.13, 10.14, 10.15, 10.16 and 10.20
Filed June 4, 2021
File No. 333-256838

Dear Dr. Lehrer:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance